Exhibit 12(c)
LG&E AND KU ENERGY LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

							Predeces-
	Successor (a)						sor (b)
	6 Months	Year	Year	Year	Year	2 Months	10 Months
	Ended	Ended	Ended	Ended	Ended	Ended	Ended
	Jun. 30,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Oct. 31,
	2015	2014	2013	2012	2011	2010	2010
Earnings, as defined:
Income from Continuing Operations
Before Income Taxes	$298	$553	$551	$331	$419	$70	$300
Adjustment to reflect earnings from
equity method investments on a cash
basis (c)	(2)	(1)	(1)	33	(1)		(4)
Mark to market impact of derivative
instruments						2	(20)
	296	552	550	364	418	72	276

Total fixed charges as below	89	173	151	157	153	25	158

Total earnings	$385	$725	$701	$521	$571	$97	$434

Fixed charges, as defined:
Interest charges (d) (e)	$85	$167	$145	$151	$147	$24	$153
Estimated interest component of
operating rentals	4	6	6	6	6	1	5

Total fixed charges	$89	$173	$151	$157	$153	$25	$158

Ratio of earnings to fixed charges	4.3	4.2	4.6	3.3	3.7	3.9	2.7

(a)	Post-acquisition activity covering the time period after October 31, 2010.
(b)	Pre-acquisition activity covering the time period prior to November 1, 2010.
(c)	Includes other-than-temporary impairment loss of $25 million in 2012.
(d)	Includes interest on long-term and short-term debt, as well as amortization of loss on reacquired debt and amortization of debt discount, expense and premium - net.
(e)	Includes a credit for amortization of a fair market value adjustment of $7 million in 2013.

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